Thomas S. Levato 212.459.7256 tlevato@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

November 4, 2013

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unwired Planet, Inc.
Registration Statement on Form S-3
Filed October 7, 2013
File No. 333-191605

We are in receipt of the Staff’s letter dated October 24, 2013 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Unwired Planet, Inc. (the “Company”) as set forth below. Courtesy copies of this letter are being submitted to the Staff via overnight courier.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

General

1.	In response to comment 1 of our letter dated July 26, 2013 in connection with the registration of a rights offering on Form S-3 (File No. 333-189698), you represented that the company did not believe that Indaba Capital Fund, L.P., the standby investor in the rights offering, was an underwriter. You noted that Indaba was not acquiring the shares with a view toward distribution on behalf of the company. In light of the fact that you are now seeking to register for resale all the shares acquired by Indaba in connection with the rights offering, Indaba has held the shares for less than one month before the filing date of this registration statement, and Indaba received compensation for acting as a standby investor, it appears that this is a primary offering under Rule 415(a)(1)(x) of the Securities Act and that Indaba is distributing the securities on the company’s behalf. As such, please revise to clearly identify Indaba as an underwriter in the prospectus. Refer to Securities Act Forms Compliance and Disclosure Interpretation 214.02 available on our website.

Response: The Company does not believe that Indaba Capital Fund, L.P (“Indaba”) is an underwriter (as defined in Section 2(a)(11) of the Securities Act) in connection with the shares of common stock it acquired in its capacity as the standby investor in the rights offering (the “Indaba Securities”), because Indaba did not acquire the Indaba Securities with a view to distribution. Rather, Indaba acquired the Indaba Securities as an investment for its own account in the ordinary course of its business.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking”. The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Securities and Exchange Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. The Staff has also considered other factors (see Compliance and Disclosure Interpretation 214.02 cited in the Staff’s letter) when determining whether a person is an underwriter with respect to securities acquired in one or a series of offerings, including the circumstances under which such persons received the securities, whether the investor is in the business of underwriting securities and whether under all the circumstances it appears that the investor is acting as a conduit for the issuer.

The Company and Indaba entered into a purchase agreement whereby Indaba agreed to act as the standby investor in order to maximize the amount of capital raised by the Company and to ensure that all of the shares of common stock available in the rights offering were purchased. The shares of common stock that were acquired by Indaba, including the additional shares in consideration for its purchase commitment, were issued by the Company in a bona fide private placement pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. Indaba made extensive representations regarding its intent, including representations in Section 4(g) of the purchase agreement that it will be acting as principal for its own account for investment purposes and not with a view to or for distributing or reselling any shares of common stock acquired by Indaba, or any part thereof, has no present intention of distributing any of such shares and has no arrangement or understanding with any other persons regarding the distribution of such shares.

The closing of the private placement with Indaba occurred on September 16, 2013. Indaba has now held their restricted shares for approximately 45 days as of the date of this letter. This holding period is longer than the period required by the Staff for valid “PIPE” transactions. Compliance and Disclosure Interpretation 139.11 (the “PIPEs Interpretation”) provides in relevant part that: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of at least 45 days as indicated above must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace. In most PIPE transactions a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

Indaba received additional shares in consideration for its purchase commitment (a commitment that Indaba made when it entered into the backstop purchase agreement on June 28, 2013) and not as compensation for acting as a standby investor. Pursuant to the terms of the backstop purchase agreement, Indaba was obligated to purchase up to $12.5 million of the Company’s common stock at a price of $1.66 per share. The closing of the private placement to Indaba did not occur until September 16, 2013, almost three months after Indaba’s initial purchase commitment. Indaba was at market risk during this entire period of time, and would have been obligated to close the private placement regardless of the trading price of the Company’s common stock as of closing, even if such trading price was significantly below the $1.66 per share purchase price. The additional shares received by Indaba were in consideration for making its purchase commitment on June 28, 2013 and taking on such uncertain market risk.

Indaba is a private hedge fund investor and not a registered broker dealer, and Indaba became a shareholder in the Company as part of its business of buying and holding equity investments in a number of different companies. In the ordinary course of its business, Indaba is acquiring the Indaba Securities for its own account, for investment purposes only and not with a view towards or in connection with the public sale or distribution of the Indaba Securities. As a private hedge fund, the investment manager makes the decision to sell securities in its sole discretion and in the best interests of the fund and its investors and not based on any arrangement with any third party. As in any PIPE transaction, Indaba negotiated for resale registration rights to have the flexibility to sell in the future should it decide to do so and not as a result of any past or current intention to sell. In fact, it is worth noting that Indaba has purchased additional shares of the Company on the open market as recently as November 1, 2013. Upon the registration statement being declared effective, Indaba may, in its sole discretion, choose to sell none, a portion of or all of the Indaba Securities depending on market conditions and future events.

Indaba has not (and will not) receive a commission or any other remuneration from the Company if and when it sells any of the Indaba Securities, and the Company will not receive any proceeds from the sale of such securities by Indaba.

Indaba is not acting as a conduit for the Company to distribute shares of its common stock as it is not acquiring the Indaba Securities with a view to distribution on behalf of the Company.

Based upon the foregoing, the Company respectfully submits to the Staff that Indaba is not, nor should it be considered, an underwriter under Section 2(a)(11) of the Securities Act with respect thereto.

* * * * *

Any comments or questions regarding the foregoing should be directed to the undersigned at (212) 459-7256. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Thomas S. Levato

Thomas S. Levato, Esq. of Goodwin Procter LLP

cc:	Ivan Griswold, Attorney-Advisor, Securities and Exchange Commission
Jan Woo, Attorney-Advisor, Securities and Exchange Commission
Eric Vetter, President, Unwired Planet, Inc.